Pattern Group Inc.
1441 West Innovation Way, Suite 500
Lehi, UT 84043
VIA EDGAR
September 17, 2025
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:          Kate Beukenkamp
Dietrich King
Scott Stringer
Angela Lumley
Re:       Pattern Group Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-289810
Requested Date: September 18, 2025
Requested Time: 4:00 p.m., Eastern Time
Dear Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Pattern Group Inc. (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to September 18, 2025 at 4:00 p.m., Eastern Time, or such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”). In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Stuart Ogg at (650) 752-3295. We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Stuart Ogg.
If you have any questions regarding this request, please contact Stuart Ogg of Goodwin Procter LLP at (650) 752-3295.
Signature page follows.

Sincerely,

PATTERN GROUP INC.

By:	/s/ David Wright
Name:	David Wright
Title:	Chief Executive Officer
cc:    Benjamin M. Craven, Pattern Group Inc.
W. Stuart Ogg, Goodwin Procter LLP
Micheal J. Reagan, Goodwin Procter LLP
Julia R. White, Goodwin Procter LLP
Tad J. Freese, Latham &Watkins LLP
Marc D. Jaffe, Latham &Watkins LLP
Brent T. Epstein, Latham &Watkins LLP